LPBP Inc. Declares Dividends on Class A Common Shares
and on Class B Non-Voting Shares

TORONTO, ON, December 6, 2005 - The Board of Directors of LPBP Inc. (formerly Hemosol Inc.) approved a dividend on the Class A Common Shares of $0.00265747 per share payable on December 22, 2005 and a dividend of $2,900,000 be paid on December 6, 2005 on all the outstanding Class B Non-Voting Shares. MDS Inc. holds 100% of the Class B Non-Voting Shares.

The Board also approved to continue, in principle, monthly dividends of .02649 cents per share on the Class B Non-Voting Shares payable at the beginning of each month.

As set out in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting Shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares in any fiscal year equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares in such fiscal year. The dividend of $0.00265747 per share on the Class A Common Shares is in compliance with this principle.

LPBP Inc. is a Canadian company with investments in health science focused partnerships, managed by other companies. LPBP holds a 7% interest in Hemosol Corp. (TSX: HML; NASDAQ: HMSL) through Hemosol LP and a 99.9% interest in the Ontario laboratory business of MDS Inc. (TSX: MDS; NYSE: MDZ) through Labs LP. LPBP is not active in the management of either of these businesses.

For further information contact:
John Anderson
President, Chief Executive Officer and Chief Financial Officer
Phone: 416.213.0565